MEMBER'S WRITTEN DECLARATION

(OPERATING AGREEMEN'l)

OF

1865GEBA LLC

This Written Declaration (the "Declaration") of 1865GEBA LLC, (the "Company"), a limited liability company formed under the laws of the State of Ohio, is made by the sole member thereof, Daniel Mayzum, and shall be effective as of the Effective Date.

Article I.

Formation

1. *Organization.* The Member shall organize the Company as an Ohio limited liability company pursuant to the provisions of the Act.

2. *Declaration, Effect of Inconsistencies with Act.* The terms and conditions of this Declaration, as it may from time to time be amended according to its terms, shall govern the conduct and affairs of the business of the Company. It is the express intention that this Declaration shall be the sole source governance of the Company, and, except to the extent a provision of this Declaration expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Declaration shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. To the extent any provision of this Declaration is prohibited or ineffective under the **Act,** this Declaration shall be considered amended to the smallest degree possible in order to make the Declaration effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Declaration that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Member shall be entitled to rely on the provisions of this Declaration, and the Member shall not be liable to the Company for any action or refusal to act taken in good faith reliance on the terms of this Declaration. The duties and obligations imposed on the Member as such shall be those set forth in this Declaration, which is intended to govern the relationship between the Company and the Member, notwithstanding any provision of the Actor common law to the contrary.

3. *Name.* The name of the Company is 1865GEBA LLC, and all business of the Company shall be conducted under that name or under any other name, but in any case, only to the extent permitted by applicable law.

4. *Effective Date.* This Declaration is effective as of the date that the Articles of Organization for said company were accepted for filing by the Ohio Secretary of State.

5.   *Term.* The Company shall exist for a period of duration that shall be perpetual, unless the term shall be shortened by amendment to this Declaration and the Articles, or unless the Company shall be sooner dissolved and its affairs wound up in accordance with the Act or this Declaration.

6.   *Registered Agent and Office.* The registered agent for the service of process and the registered office shall be that Person and location reflected in the Articles as filed in the office of the Secretary of State. The Member may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Member shall promptly designate a replacement registered agent or file a notice of change of address as the case may be.

7.   *Principal Office.* The Principal Office of the Company shall be located at 11 Matthews Court, Cincinnati, Ohio 45246.

Article II.

Definitions

For purposes of this Declaration, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

1. *Act.* The Ohio Limited Liability Company Act, Ohio Revised Code Chapter 1705 as amended from time to time.

2. *Additional Member.*   A Member other than the Initial Member who has acquired a Membership Interest in the Company.

3. *Admission (Admit).* The act of becoming a Member and obtaining the rights appurtenant to a Membership Interest.

4. *Declaration.* This Declaration including all amendments adopted in accordance with this Declaration and the Act.

5. *Articles.* Toe Articles of Organization of the Company as properly adopted and amended from time to time by the Member and filed with the Secretary of State.

6. *Capital Contribution.* Any Contribution or contribution of services made by or on behalf of a new or existing Member or Assignee as consideration for a Membership Interest.

7. *Code.* Toe Internal Revenue Code of 1986 as amended from time to time, or any corresponding provision of any succeeding law.

8. *Commitment.* Toe obligation of a Member or Assignee to make a Capital Contribution in the future.

9. *Company.* l 865G.EBA LLC, a limited liability company formed under the laws of the State of Ohio, and any successor limited liability company.

10. *Company Property.* Any Property owned by the Company.

11. *Contribution.* Any contribution of Property made by or on behalf of a new or existing Member or Assignee as consideration for a Membership Interest.

12. *Distribution.* A transfer of Property to a member on account of a Membership Interest as described in Article VIII.

13. *Disposition {Dispose).* Any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

14. *Initial Contribution.* The Contribution agreed to be made by the Member as described in Article VII.

15. *Member.* The Person executing this Declaration, any transferee of a Member, or any Additional Member. If at any time there is more than one Member, the term "Member" shall mean all Members, and any action that may be taken under this Declaration by the Member may be taken by any Member, provided that any dispute with respect to any action shall be decided by a majority of the Members.

16. *Membership.* All of the rights of Member, including the right to share in profits, losses, and distributions and the right to participate in the management of the Company.

17. *Person.* An individual, trust, estate, or any incorporated or unincorporated organization permitted to be a member of a limited liability company under the laws of the State.

18. *Proceeding.* Any judicial or administrative trial, hearing, or other activity, civil, criminal or investigative, the result of which may be that a court, arbitrator, or governmental agency may enter a judgment, order, decree, or other determination which, if not appealed and reversed, would be binding upon the Company, a Member, or other Person subject to the jurisdiction of such court, arbitrator, or governmental agency.

19. *Property.* Any property real or personal, tangible or intangible (including goodwill), including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

20. *Taxing Jurisdiction.* Any state, local, or foreign government that collects tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.

Article ID.

Nature of Business

The purpose of the Company is to (i) own and rehabilitate real property and (ii) engage in any lawful act, activity, or business not contrary to and for which a limited liability company may be formed under the laws of the State of Ohio. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described in this Article III.

**Article *N.*
Accounting and Records**

I. *Records to Be Maintained.* The Member shall maintain at the Company's Principal Office all such accounting and business records that are usually and customarily maintained by a business of this type.

Article V.

Rights and Duties of the Member

I. *Management Rights.* All management of the Company shall be vested in the Member. The affirmative consent (regardless of whether written, oral, or by course of conduct) of the Member shall constitute the consent of all of the members for purposes of any provision of this Declaration or the Act.

2. *Liability of Member.* The Member shall not be personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Declaration or the Act shall not be grounds for imposing personal liability on the Member for liabilities of the Company.

3. *Indemnification.* The Company shall indemnify the Member and agents for all costs, losses, liabilities, and damages paid or accrued by the Member (either as Member or as agent) or agent in connection with the business of the Company, to the fullest extent provided or allowed by the laws of the State of Ohio. In addition, the Company may advance costs of defense of any proceeding to the Member or any other agent.

4. Conflicts of Interest

4.1. The Member shall be entitled to enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that the Member may enter into transactions that are similar to the transactions into which the Company may enter.

4.2. A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member may lend money to and transact other business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if either the transaction is fair to the Company.

Article VI.

Member

1. *Management.* All decisions concerning the business affairs of the Company shall be made by the Member.

2. *Authority of Member to Bind the Company.* Only the Member and agents of the Company authorized in writing by the Member shall have the authority to bind the Company. The Member has the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company. No Person dealing with the Company shall have any obligation to inquire into the power or authority of the Member acting on behalf of the Company.

3. *Compensation of Member.* The Member shall be reimbursed all reasonable expenses incurred in managing the Company and shall be entitled to reasonable compensation, in an amount to be determined from time to time by the Member.

4. *Member's Standard of Care.* The Member's duty of care in the discharge of the Member's duties to the Company is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law. In discharging its duties, the Member shall be fully protected in relying in good faith upon the records required to be maintained by the Company and upon such information, opinions, reports, or statements by any of its agents, or by any other Person, as to matters the Member reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits or losses of the Company, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

Article Vll.

Contributions

I. *Initial Contributions.* The Member shall make the Contribution described for that Member on Exhibit A. No interest shall accrue on any Contribution and the Member shall not have the right to withdraw or be repaid any Contribution except as provided in this Declaration.

2. *Additional Contributions.* In addition to the Initial Contribution, the Member may make additional contributions. Except to the extent of the Member's unpaid Commitment, the Member shall not be obligated to make any additional contributions.

Article

VIII.

Distribution

s

1. *Distributions.* Except as provided in paragraph 2 of this Article VIII, the Company may make distributions to the Member as determined by the Member from time to time in accordance with this Declaration.

2. *Limitations on Distributions.* No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company.

Article IX.

Taxes

I. *Elections.* The Member may make any tax elections for the Company allowed under the Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

2. *Taxes of Taxing Jurisdictions.* To the extent that the laws of any Taxing Jurisdiction require, the Member wiU submit an agreement indicating that the Member will make timely income tax payments to the Taxing Jurisdiction and that the Member accepts personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes attributable to the Member's income, and interest, and penalties assessed on such income. If the Member fails to provide such agreement, the Company may withhold and pay over to such Taxing Jurisdiction the amount of tax, penalty, and interest determined under the laws of the Taxing Jurisdiction with respect to such income. Any such payments with respect to the income of a Member shall be treated as a distribution for purposes of Article VIII.

3. *Method of Accounting.* The records of the Company shall be maintained on the same method of accounting as that of the Member.

Article X.

Disposition of Membership Interest and Admission of
Assignees and Additional Members

I. *Disposition.* The Member's Membership Interest is transferable either voluntarily or by operation of law. The Member may Dispose of all or a portion of the Member's Membership Interest. Upon the transfer of the Member's Membership Interest, the transferee shall be Admitted as a Member at the time the transfer is completed. No creditor of the Member may acquire a Membership Interest other than acquiring a right to receive income in any manner provided by law.

2. *Admission of Additional Members.* The Member may admit Additional Members and determine the Capital Contributions of such Member.

3. *Effect of Admission.* Upon the admission of an Additional Member, the Members shall adopt a written operating agreement as provided by the Act.

Article XI.

Dissolution and Winding Up

I. *Dissolution.* The Company shall be dissolved and its affairs wound up upon the first to occur of the following events:

     I. 1 the expiration of the Term, if amended
     1.2 upon the written election of the Member.

2. *Effect of Dissolution.* Upon dissolution, the Company shall cease carrying on as distinguished from the winding up of the Company business, but the Company is not terminated, but continues until the winding up of the affairs of the Company is completed and the Certificate of Dissolution has been delivered to the Secretary of State.

3. *Distribution of Assets on Dissolution.* Upon the winding up of the Company, the Company Property shall be distributed:

     3.1. to creditors, including the Member if it is a creditor, to the extent permitted by law, in satisfaction of Company Liabilities;

     3.2. to the Member. Such distributions shall be in cash or Property or partly in both, as determined by the Member.

4. *Winding Up and Certificate of Dissolution.* The winding up of a limited liability company shall be completed when all debts, liabilities, and obligations of the limited liability company have been paid and discharged or reasonably adequate provision therefore has been made, and all of the remaining property and assets of the limited liability company have been distributed to the members. Upon the completion of winding up of the Company, a Certificate of Dissolution shall be delivered to the Secretary of State for filing. The Certificate of Dissolution shall set forth the information required by the Act.

Article XII.

Amendment

1. *Declaration May Be Modified* This Declaration may be modified as provided in this Article XII (as the same may from time to time be amended). No Member shall have any vested rights in this Declaration which may not be modified through an amendment to this Declaration.

2. *Amendment or Modification of Declaration.* This Declaration may be amended or modified from time to time only by a written instrument adopted by the Member and executed by the Member.

Article XIll.

Miscellaneous Provisions

I. *Entire Declaration.* This Declaration represents the entire Declaration of the sole Member of the Company ,

2. *Rights of Creditors and Third Patties under Declaration.* This Declaration made by the Member for the exclusive benefit of the Company, its Member, and their successors and assignees. This Declaration is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Declaration or any agreement between the Company and the Member with respect to any Capital Contribution or otherwise.

IN WI1NESS WHEREOF, the Member has executed this Declaration on September 3, 2020.

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DANIEL MAYZUM

EXHIBIT A

Member	Initial Contribution	Number of Units	Percentage of Ownership
Daniel Mayzum	$10.00	10	100%